February 5, 2018
Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Wiley & Sons, Inc.
Form 10-K for Fiscal Year Ended April 30, 2017 filed June 29, 2017
Form 8-K furnished December 6, 2017
Form 10-Q for Quarterly Period Ended October 31, 2017 Filed December 8, 2017
File No. 001-11507

Dear Mr. Lyn Shenk:

This letter is submitted on behalf of John Wiley & Sons, Inc (the "Company") in response to the comments of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission set forth in your letter dated January 25, 2018 with respect to the Company's Form 10-K for Fiscal Year Ended April 30, 2017 filed June 29, 2017, Form 8-K furnished December 6, 2017 and Form 10-Q for Quarterly Period Ended October 31, 2017 Filed December 8, 2017.

To assist your review, we have included the text of the Staff's comments in italics below.

Form 10-K for Fiscal Year Ended April 30, 2017 Management's Discussion and Analysis

1.	On pages 21, 27, 31, 40 and 43 you use the term "free cash flow." Please define what this represents and how it is computed.

Company Response:

In response to your comment, the term "free cash flow" represents the residual amount of cash flow provided by operations after reducing that amount for (1) product development spending and (2) additions to technology, property and equipment.  The Company will revise its future filings to include the following definition and calculation: free cash flow less product development spending equals cash provided by operating activities, less: product development spending, less: additions to technology, property and equipment.

Notes to Consolidated Financial Statements Note 11 –  Income Taxes Tax Audits, page 82

2.
We note the income tax charge of approximately $49 million for the German tax matter was recorded in the quarter ended October 31, 2016. Prior to this time, it appears you did not record any unrecognized tax benefit associated with this matter, despite an unfavorable decision from the German local finance court in October 2014.  Please explain to us in reasonable detail your analysis in regard to recognizing a liability. for an unrecognized tax benefit for this matter pursuant to ASC 740-10-30-7, 35-2 and 45-10B from October 2014 and thereafter.

Company Response:

As noted in Note 12 to our Consolidated Financial Statements in our Form 10-K for fiscal year ended April 30, 2016 and Note 13 to our Consolidated Financial Statements in our Form 10-K for fiscal year ended April 30, 2015, management and our third-party advisors believed that it was more likely than not that we would successfully defend our tax treatment as proper and in accordance with German tax regulations.  Management obtained opinions and advice from third-party German tax law advisors with expertise on this matter to support its conclusion. Management gave consideration to a number of factors, namely, the legal form of the restructuring of the German group of the Company, including the group's KGaA, and the technical merits in support of the resulting step-up of its assets. In addition to Ernst & Young GmbH ("EY"), our advisors included our outside German counsel, Flick Gocke Schaumburg ("FGS") and its tax partner, Dr. Jens Hageboke.  Dr. Hageboke is a certified tax consultant in Germany and considered an expert on KGaAs (the type of entity that was the subject of the litigation), having published several articles on the topic.

We were advised on this matter throughout the course of the transaction and controversy by EY and its predecessor.  In an opinion dated December 8, 2014 (the "EY Opinion"), which took into account the unfavorable decision of the German local finance court, EY concluded that it was more likely than not that we would prevail on appeal so that the value of the assets in question could be stepped-up to fair market value for German income tax purposes and could be depreciated tax effectively, both for corporate income tax and trade tax purposes.  The EY Opinion included an analysis of the various arguments in favor and against our position, as well as the omissions of the local finance court which both EY and FGS believed would result in a reversal. FGS similarly provided a detailed and convincing analysis rebutting the rationale of the lower court decision and pointing out weaknesses in both the decision and the position of the tax authorities.  Also, note that under the German tax law and appeal system, the final decision is made by the Supreme Finance Court without regard to the lower court decision.  Therefore, the lower court decision did not materially impact our legal position.  Taking all of the above into account, including the EY Opinion and advice of both EY and FGS, management concluded that it was more likely than not that we would prevail on appeal.

Pursuant to ASC 740-10-30-7, a tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is "more likely than not" to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. In this matter, our position could not, under German law, be settled.  It needed to be determined, as a matter of law, in either our or the German tax authority's favor.  As management and our advisors determined that it was more likely than not that we would prevail, we recognized the full amount of our tax position in our financial statements.

ASC 740-10-35-2 requires the subsequent measurement of a tax position based on management's best judgment given the facts, circumstances, and information available at the reporting date. In the quarter ended October 31, 2014, new information became available when the German local finance court found in favor of the German tax authority.  As required under ASC 740-10-35-2, management and its advisors evaluated the Company's position considering this new information and determined that it remained more likely than not that the Company's position would be upheld on appeal, taking into account the arguments in favor of and against our position, as well as the omissions of the local finance court.

Pursuant to ASC 740-10-45-10B, we were permitted to consider potential tax credits that might become available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position.  As we believed it more likely than not that we would prevail upon appeal of the decision by the German local finance court in 2014, we did not record potential tax assets and credits in prior periods. In fiscal 2017, the Company recorded a small German deferred tax asset that arose from the final court decision in 2016, which reduced the total tax expense recorded in that period.

Form 10-Q for Fiscal Quarter Ended October 31, 2017 Management's Discussion and Analysis Non-GAAP Financial Metrics, page 18

3.
You characterize restructuring charges and credits, foreign exchange gains and losses on intercompany transactions and impact of foreign currency translation as unusual here and on pages 21 and 27.  These items appear to be recurring.  Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your disclosure as appropriate. Refer to Question 102.03 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" ("C&DI") for guidance.

Company Response:

We acknowledge the Staff's comment and undertake that in future Management's Discussion and Analysis we will revise our disclosure to be consistent with CDI Question 102.03 and we will not describe these items as being non-recurring, infrequent or unusual unless they meet the specified criteria.

Form 8-K Furnished December 6, 2017

4.
Your presentation of full income statements on a GAAP and adjusted basis does not appear to comply with the first bullet within Question 102.10 of the C&DI.  Please revise your presentation accordingly.

Company Response:

We acknowledge the Staff's comment and undertake that in future earnings releases we will reconcile our non-GAAP measures to the most directly comparable GAAP measures without presenting a full non-GAAP income statement.

5.
Within your "unaudited condensed statements of free cash flow" you present "free cash flow less product development spending." Please revise your presentation to provide with equal or greater prominence the comparable GAAP measure pursuant to Item 10(e)(1)(i)(A) of Regulation S-K and instruction 2 to Item 2.02 of Form 8-K.  In revising your presentation, also refer to Question 102.06 in the C&DI for guidance.

Company Response:

We acknowledge the Staff's comment and will undertake that in future earnings releases we will provide equal or greater prominence the comparable GAAP measure to "free cash flow less product development spending" and we will revise the presentation to provide prominent presentation of amounts for the three major categories of the statement of cash flows when this non-GAAP liquidity measure is presented.

6.
Please include substantive statements disclosing the reasons why management believes presentation of each non-GAAP measure provides useful information to investors.  Those disclosures should be specific and substantive to each measure.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Company Response:

We acknowledge the Staff's comment and will undertake that in future earnings releases we will provide the reasons why management believes presentation of each non-GAAP measure provides useful information to investors. In response to the Staff's comment, assuming facts and circumstances do not change, the Company is providing the following draft disclosure the Company intends to include in future earnings releases and other filings in which non-GAAP measures are presented.

"Management presents the following non-GAAP performance measures:
•	Adjusted Earnings Per Share "Adjusted EPS;"
•	Free Cash Flow less product development spending;
•	Adjusted Operating Income and margin;
•	Adjusted Contribution to Profit and margin; and
•	Results on a constant currency basis.

Management uses these non-GAAP performance measures as supplemental indicators of our operating performance and financial position as well for internal reporting and forecasting purposes, when publicly providing its outlook, to evaluate the Company's performance and to evaluate and calculate incentive compensation. Non-GAAP performance measures do not have standardized meanings prescribed by US GAAP and therefore may not be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial results under US GAAP.

The Company presents these non-GAAP performance measures in addition to GAAP financial results because it believes that these non-GAAP performance measures provide useful information to certain investors and financial analysts for operational trends and comparisons across accounting periods. The use of these non-GAAP performance measures provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose. For example:

•
Adjusted EPS, Adjusted Operating Profit and Adjusted Contribution to Profit provide a more comparable basis to analyze operating results and earnings and are measures commonly used by shareholders to measure our performance.

•
Free Cash Flow less product development spending helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

•
Results on a constant currency basis removes distortion from the effects of foreign currency movements to provide better comparability of our business trends from period to period. We measure our performance before the impact of foreign currency (or at "constant currency"), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period.

In addition, the Company has historically provided these or similar non-GAAP performance measures and understands that some investors and financial analysts find this information helpful in analyzing the Company's operating margins, and net income and comparing the Company's financial performance to that of its peer companies and competitors. Based on interactions with investors, we also believe that our non-GAAP performance measures are regarded as useful to our investors as supplemental to our GAAP financial results, and that there is no confusion regarding the adjustments or our operating performance to our investors due to the comprehensive nature of our disclosures."

Exhibit 99.1

7.
In bullets within "highlights", "financial summary" and summaries for each segment you first highlight and present discussions of non-GAAP measures before highlighting or discussing the comparable GAAP measure.  You also present and discuss Free Cash Flow without equal or more prominent presentation and discussion of the comparable GAAP measure.  Please revise your presentation as appropriate pursuant to the guidance in Regulation S-K, Form 8-K and Question 102.10 of the C&DI noted in the comments above in regard to this Form 8-K.

Company Response:

We acknowledge the Staff's comment and will undertake that in future earnings release presentations we will provide equal or greater prominence to the comparable GAAP measure for each of the non-GAAP measures presented.

8.
You provide outlook guidance for the non-GAAP measures "Adjusted Operating Income" and "Adjusted EPS." Please present the comparable GAAP measures with equal or greater prominence and required reconciliation pursuant to Item 10(e)(1)(i)(B) of Regulation S-K and instruction 2 to Item 2.02 of Form 8-K.  Also refer to the next to last bullet in Question 102.10 of the C&DI.

Company Response:

We acknowledge the Staff's comment and will undertake that when providing future outlook guidance, we will disclose the fact that the information for the presentation of comparable GAAP measures is not accessible on a forward-looking basis and unavailable without unreasonable efforts, and we will describe its probable significance to the best of our ability in a location of equal or greater prominence.

****
The Company acknowledges that the company and its management are responsible for the accuracy and adequacy of its disclosures notwithstanding any review, comments, action or absence of action by the Staff.

Please feel free to contact Christopher Caridi, the Company's Senior Vice President, Controller and Chief Accounting Officer at (201) 748-6733, or me at (201) 748-6570 should you require any further information, or clarification, or have any questions.

Sincerely,

/s/ John A. Kritzmacher
John A. Kritzmacher
Chief Financial Officer and Executive Vice President,
Technology and Operations

cc:          John Wiley & Sons, Inc. Audit Committee
Brian A. Napack, President and Chief Executive Officer
Gary M. Rinck, Executive Vice President, General Counsel
Christopher Caridi, Senior Vice President, Controller and Chief Accounting Officer
KPMG LLP